FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F               Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Provides Update on Queensway Exploration Program & Anticipates Resumption of Assay Releases Shortly

VANCOUVER, British Columbia--(BUSINESS WIRE)--December 15, 2021--New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, NYSE American: NFGC) is pleased to provide an update on its ongoing exploration program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights

  Drilling has continued at the Queensway project uninterrupted with ten rigs running and overall meterage drilled to date now exceeding 127,540 meters. Assays are pending for roughly 30,700 meters. As previously announced, the Company is planning to expand the program to 14 rigs. Contracts are now in place with drillers and ramp up is expected to be complete by Q1 2022. Construction of the Company’s previously announced 25,000 ft2 “Giga-Shack” core processing facility is on schedule, with pouring of foundations now complete and construction of the above-ground structure underway.
  The test work program announced in the Company’s November 4th release is ongoing. The Company anticipates receiving results from laboratory work undertaken for this program by mid-to late January 2022 and will report its independent consultants findings shortly thereafter.
  Quality control (QC) data has indicated no issue with assaying processes at ALS which is accredited to the ISO 17025 standard. Following discussions with its consultants, New Found has resumed submission of half-core samples from the ongoing drilling at Queensway to ALS for screen fire assay. The Company will report ongoing drill results from ALS as they are received and anticipates reporting the first set of these ALS assay results as soon as early January.
  Initial assaying utilizing Chrysos PhotonAssayTM is proceeding at Intertek's facilities in Perth, Australia. An initial batch of 80 whole-core Queensway samples was released from Australian customs last week and Intertek is now proceeding with Chrysos PhotonAssayTM analysis of these samples. Results from this work are anticipated shortly and will be reported when received. Subsequent screen fire assays of samples from this program will be utilized to support QA/QC procedures. As previously noted, the Company is proceeding with arrangements with MSALABS for the utilization of MSALABS Chrysos PhotonAssayTM facility in Val d'Or, Quebec, and is also proceeding with arrangements with MSALABS to install a Chrysos PhotonAssayTM instrument in Newfoundland.

Queensway Project Updates

New Found is pleased to announce that it has retained Lynda Bloom, M.SC., P.Geo., as a consultant to the Company. Bloom is a Toronto- based consultant and widely recognized expert in sample process audits, QA/QC program design, and assay laboratory audits. She has consulted internationally to a wide range of mining companies and consulting firms, has participated in over 50 short courses and workshops, and recently completed 10 years serving on the Mining Technical Advisory and Monitoring Committee of the Canadian Securities Administrators. Bloom has also held management and director positions with several public companies. Under her guidance, the Company has now completed a comprehensive review of its QC program and operating procedures at Queensway, leading to the resumption of half-core assaying at ALS.

The test work program announced in the Company’s November 4th release is ongoing. The Company's consultants expect to receive assay results from sampling work undertaken for this program by late January 2022 and the Company anticipates reporting findings based on this work shortly thereafter.

Approximately 32% of the planned 400,000m drill program at Queensway has been completed to date with approximately 30,700m of core pending assay results. Nine drills continue to explore from Keats northwards to Lotto along the highly prospective Appleton Fault Zone (AFZ). One drill is operating at the north end of the JBP Fault Zone (JBPFZ). The 10th drill is currently off-site for maintenance. The Company has now sourced four additional drills and is anticipating arrival of these rigs by the end of Q1, 2022, bringing the total drill count to 14.

Three of the nine drills are testing a variety of new and early-stage target areas along the AFZ including the southern and down-dip extensions of the Keats-Baseline Fault Zone, the region between the Keats Main Zone and the AFZ known as the Keats Footwall Zone, the region between Golden Joint and Keats zones, and follow-up drilling at the Road and Cokes Zones. One drill located on the JBPFZ is following-up on a high, pristine gold grains-in-till anomaly at the 1744 Zone. The other five drills are working to expand on known high-grade gold mineralization at Keats Main, Lotto and Golden Joint Zones. In the New Year, with the increase to 14 drills, the Company will look to expand the exploration program to test new target regions along other identified inferred structural lineaments that are supported by geophysics and both new and historical gold in-till, soil, and grab anomalies such as the Big Dave showing.

The Company continues to expand its exploration division hiring highly skilled professionals that will work with the team to advance the project and build on the discovery success the Company has had to-date.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway. The Company is well funded for this program with a current working capital balance of approximately $130 million.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking information” and "forward-looking statements" (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities legislation and the United States securities legislation, relating to the Royalty Purchase Agreements, drilling on the Queensway gold project and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program including the work to assess the presence and source of bias relating to core samples submitted to Eastern Analytical as disclosed in the Company’s press release dated November 4, 2021, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Craig Roberts"
Craig Roberts, P.Eng., Chief Executive Officer
Email: croberts@newfoundgold.ca
Investor relations phone: +1 (910) 406-2407

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.
NEW FOUND GOLD CORP.
Date: December 15, 2021	By:	/s/ Craig Roberts,
Chief Executive Officer